

April 7, 2011

Peter W. Schneider, Esq.
Executive Vice President, General Counsel and
Corporate Secretary
Primerica, Inc.
3120 Breckinridge Blvd.
Duluth, GA 30099

> **Re:** **Primerica, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 1, 2011**
> **File No. 333-173271**

Dear Mr. Schneider:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

In the legal opinion provided by Rogers & Hardin LLP filed as Exhibit 5.1, please consider the scope of the defined term "Offered Securities" as it is used in setting forth the assumptions used by the firm in concluding its opinion. For example, the firm assumes that "prior to the issuance of any Offered Securities, the Company will have duly authorized the issuance and terms of the Offered Securities under Delaware law" but later opines that the "Secondary Shares are…legally issued, fully paid and nonassessable." It is inappropriate with respect to the Secondary Shares for the firm to assume that to which it later has provided its legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven E. Fox, Esq.
        Robert C. Hussle, Esq.
        Rogers & Hardin LLP
        229 Peachtree St., N.E.
        Atlanta, Georgia 30303